EXHIBIT 99.5

CREAM MINERALS LTD.
Suite 1400 – 570 Granville Street
Vancouver, B.C.  V6C 3P1
www.creamminerals.com

December 17, 2012	TSX Venture Exchange Symbol: CMA
U.S. 20-F Registration: 000-29870
OTC BB: CRMXF
Frankfurt Stock Exchange: DFL

Cream Minerals Reports Annual General Meeting Results

Vancouver, BC – December 17, 2012 - Cream Minerals Ltd. (TSX-V: CMA) ("Cream" or the “Company”) is pleased to announce that the Company’s Audited Consolidated Financial Statements for the year ended March 31, 2012 were received and considered at its Annual General Meeting held on December 13, 2012. Shareholders of the Company also considered and approved resolutions in favor of the:

—	re-election of Christopher Hebb, Michael E. O’Connor, Robin M. Merrifield, Ronald Lang, Gerald M. Feldman, Sargent H. Berner, and Dwayne Melrose as Directors of the Company,

—	re-appointment of Morgan & Company, Chartered Accountants, as Auditor of the Company, and

—	approval and annual ratification of the Company’s “rolling 10%” Stock Option Plan.

Subsequent to the Annual General Meeting the duly constituted Board of Directors approved the following appointments:

—	Chairman of the Board: Christopher Hebb

—	President and CEO: Michael O’Connor

—	Chief Financial Officer and Corporate Secretary: Angela Yap

Cream Minerals is a silver-gold exploration company. To learn more about Cream Minerals please click here www.creamminerals.com

Christopher Hebb, LLB
Chairman of the Board

Michael E. O’Connor
President & CEO

Tel: (604) 687-4622   Fax: (604) 687-4212   Toll Free: 1-888-267-1400
Email: info@creamminerals.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.